16 August 2007

RECEIVED
2007 AUG 22 A 4:22
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington D.C. 20549-0302
United States of America

07026175

SUPPL

Dear Sir

Nedcor

~~Nedbank Group~~ Limited
Issuer No. 82-3893
Information Submitted Pursuant to Rule 12g3-2(b)
SUPPLEMENTAL INFORMATION

The following information is being furnished to the Commission on behalf of NEDBANK GROUP LIMITED in order to maintain such foreign private issuer's exemption from registration pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

We hereby attach a copy of an announcement which has been released on SENS regarding the Nedbank Group – Nedbank Tier II bond issue.

Should you have any queries, please do not hesitate to contact me on 27 11 294-9107.

PROCESSED
AUG 24 2007
THOMSON FINANCIAL

Yours faithfully

Jackie Katzin
Assistant Group Secretary

cc *Jonathan K Bender, Esq*

NEDBANK
GROUP

OFFICE OF THE GROUP SECRETARY

Head Office 135 Rivonia Road Sandown 2196 PO Box 1144 Johannesburg 2000 South Africa

Tel +27 (0)11 294 9106 Fax +27 (0)11 295 9106 Website www.nedbankgroup.co.za

Dlw 8/23

Nedbank Group Limited Reg No 1966/010630/06
Directors: Dr RJ Khoza (Chairman) Prof MM Katz (Vice-chairman) ML Ndlovu (Vice-chairman) TA Boardman (Chief Executive) CJW Ball MWT Brown TCP Chikane BE Davison N Dennis† MA Enus-Brey Prof B de L Figaji RM Head† JB Magwaza ME Mkwanazi CML Savage GT Serobe JH Sutcliffe† (†British) Company Secretary: GS Nienaber 30.11.2006

A Member of the OLD MUTUAL Group

RECEIVED
2007 AUG 22 A 4:-2
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Nedbank Group - Nedbank Tier II Bond Issue

NEDBANK GROUP LIMITED
(Incorporated in the Republic of South Africa)
Registration number: 1966/010630/06
JSE share code: NED
NSX share code: NBK
ISIN: ZAE000004875
("Nedbank Group")

TIER II BOND ISSUE

Nedbank Limited ("Nedbank"), a wholly-owned subsidiary of Nedbank Group, has privately placed a 10-year (non-call 5) R500 million listed subordinated unsecured floating rate note. The coupon on the note is set at 3-month JIBAR plus 45 basis points.

Details of the bond issue are:

Bond Exchange code:	NED10
Settlement date:	15 August 2007
Nominal:	R500 million
Maturity date:	15 August 2012
Coupon:	Floating at 3-month JIBAR plus 45 bps until 15 August 2012, thereafter floating at 3-month JIBAR plus 145 bps until maturity
Call date:	15 August 2012 or any interest payment date thereafter, at the nominal amount, subject to prior written approval by the Registrar of Banks
Status:	Subordinated, qualifying Tier II capital issue
Law:	South African
Denominations:	R1 million
Lead Manager and Dealer:	Nedbank Capital

For further information please contact:
Mike Brown (Chief Financial Officer),
tel: +27 (0)11 294 9999, email: mikeb@nedbank.co.za

Markus Borner (Nedbank Group Capital Management),
tel: +27 (0)11 295 8616, email: markusb@nedbank.co.za

Sandton
15 August 2007

Sponsors
Merrill Lynch South Africa (Pty) Limited
Nedbank Capital

Reviewed financial results

for the six months ended 30 June 2007


GROW

RECEIVED

MAKE THINGS HAPPEN

NEDBANK GROUP

A Member of the OLD MUTUAL Group

Ve said there would be ...
steady improvement & our focus on the basic...
is allowed the group to improve significantly.'

challenge is to continue improving client ser...
enhancing the distribution network,
managing through the credit cycle
& staying lean in order to deliver superior grow...

Tom Boardman • Chief Executive




WHAT IF A BANK REALLY DID
GIVE POWER TO THE PEOPLE?
MAKE THINGS HAPPEN
NEDBANK

Headline earnings up
3[illegible]% to R2 77[illegible] million

HEPS up
34,1% to 700 cents

Diluted HEPS up
32,2% to 673 cents

ROE increased
from 18,3% to 21,2%

Efficiency ratio improved
from 56,9% to 5[illegible]%

Strong group capital
adequacy ratio of 12,4%

Interim dividend
per share up 48,3% to 310 cents

These results and additional information are available on
www.nedbankgroup.co.za

Banking environment

The overall economic environment remained favourable, extending the current economic upswing to eight and a half years – the longest in South Africa's history. However, the economy grew at a slower pace, with subtle changes in the composition of spending starting to emerge. The interest rate increases and some signs of increased levels of credit stress in retail advances have slowed retail asset growth, although demand for corporate credit continues to increase.

The introduction of the National Credit Act (NCA) resulted in a further slowdown in loan application volumes and approval rates in June. It is, however, too early to determine the longer-term impact of this legislation. [1]

Financial performance

Financial highlights [1]

at		**Reviewed June 2007**	Reviewed June 2006	Reviewed December 2006
Share statistics				
Number of shares listed	m	**456,4**	446,9	450,9
Number of shares in issue, excluding shares held by group entities	m	**399,6**	399,7	394,7
Weighted average number of shares	m	**396,7**	402,9	399,5
Diluted weighted average number of shares	m	**412,6**	413,6	412,3
Headline earnings per share	cents	**700**	522	1 110
Diluted headline earnings per share	cents	**673**	509	1 076
Ordinary dividends declared per share	cents	**310**	209	493
– Interim	cents	**310**	209	209
– Final	cents			284
Dividend paid per share	cents	**284**	185	394
Dividend cover	times	**2,26**	2,50	2,26
Net asset value per share	cents	**6 903**	5 982	6 363
Tangible net asset value per share	cents	**5 661**	4 726	5 106
Closing share price	cents	**13 200**	11 300	13 350
Price-earnings ratio	historical	**10**	12	12
Market capitalisation	Rbn	**60,2**	50,5	60,2
Key ratios				
Return on ordinary shareholders' equity (ROE)	%	**21,2**	18,3	18,6
Return on total assets (ROA)*	%	**1,26**	1,16	1,14
Net interest income to interest-earning banking assets**	%	**3,90**	3,91	3,94
Non-interest revenue to total income*	%	**41,9**	47,2	46,3
Impairments charge to average advances	%	**0,63**	0,61	0,52
Efficiency ratio*	%	**55,2**	56,9	58,2
Effective taxation rate	%	**25,3**	26,5	27,8
Group capital adequacy ratios				
– Tier 1	%	**8,3**	9,1	8,3
– Total	%	**12,4**	13,3	11,8
Number of employees		**25 992**	22 403	24 034
Balance sheet statistics (Rm)				
Total equity attributable to equity holders of the parent		**27 585**	23 910	25 116
Total equity		**32 474**	28 038	29 388
Amounts owed to depositors		**356 640**	280 633	324 685
Loans and advances		**335 340**	273 398	308 563
Gross		**340 869**	278 724	313 747
Impairment of loans and advances		**(5 529)**	(5 326)	(5 184)
Total assets*		**460 832**	380 549	424 912

* June 2006 restated

** June 2006 and December 2006 restated

Headline earnings per share (HEPS) increased by 34,1% to 700 cents (June 2006: 522 cents). Diluted HEPS increased by 32,2% from 509 cents to 673 cents. Basic earnings per share grew by 22,2% from 577 cents in June 2006 to 705 cents. These results are at the upper end of the ranges forecast in the group's first-quarter results announcement on 9 May 2007.[1]

The group's return on average ordinary shareholders' equity (ROE) improved from 18,3% for June 2006 to 21,2%. ROE, excluding goodwill, increased from 21,8% to 24,7%.[1]

Headline earnings increased by 31,9% from R2 104 million for the period to June 2006 to R2 775 million. Basic earnings grew by 20,3% to R2 798 million (June 2006: R2 326 million).[1]



Net interest income (NII)

NII grew 30,3% to R6 568 million (June 2006: R5 039 million), mainly as a result of the 30,9% growth in average interest-earning banking assets (H1 2007 compared with H1 2006).

The margin for the six-month period was 3,90%, down from 3,94% reported for the year to December 2006. This reflects strong competition for assets and pressure on deposit pricing as the sector has had to source a higher proportion of funding from the wholesale deposit market, offset by the endowment benefits of interest rate increases.

Impairments charge on loans and advances

The impairments charge rose by 26,1% to R1 016 million (June 2006: R806 million). The credit loss ratio (impairments charge as a percentage of average advances) increased from 0,61% in June 2006 to 0,63% for the period. Impairments continued to benefit from recoveries in both Nedbank Corporate and Nedbank Capital. As expected, impairments in the retail portfolios of Nedbank Retail and Imperial Bank deteriorated as a result of rising interest rates and increased levels of consumer indebtedness.

Credit loss ratio (%)	**June 2007**	June 2006
Nedbank Corporate	**0,11**	0,07
Nedbank Capital	**(0,10)**	0,90
Nedbank Retail	**1,35**	1,12
Imperial Bank	**1,18**	0,85
Total	**0,63**	0,61

Non-interest revenue (NIR)

NIR increased by 5,3% to R4 742 million for the period (June 2006: R4 502 million). Commission and fee income grew by 12,9% supported by good transactional banking and bancassurance volumes. NIR growth has been adversely affected by disappointing trading income in Nedbank Capital. Trading income for the period amounted to R520 million, down from the high base of R885 million in the first half of 2006 (Q1 2006 was a record trading quarter for Nedbank). Nedbank Corporate recorded higher than expected property private equity gains of R147 million for the half-year, compared with R110 million in the first half of 2006. Nedbank Capital's private equity revenues increased from R162 million to R346 million for the six months to June 2007. Fees in Bond Choice, within Nedbank Corporate, grew by 43,3% from R245 million to R351 million.

The group's retail bancassurance earnings grew strongly, with headline earnings increasing by 23% from R104 million to R128 million.

Expenses

Expenses increased by 14,9% to R6 238 million (June 2006: R5 427 million), reflecting the group's continued expense management, balanced by the need to invest for growth.

Staff expenses grew by 19,0% as a result of the budgeted increase in client-facing and collections staff and an increase in performance-related remuneration.

Marketing costs increased by 23,8% as Nedbank invested in repositioning and increasing awareness of the Nedbank brand. Nedbank's brand equity continues to increase, with good gains in awareness and loyalty levels. Nedbank's image profile remains distinctive and well-differentiated. Spontaneous awareness of the brand is currently at 82% of the banked market. The upward trajectory in awareness of our Make Things Happen payoff line also continues to increase, with awareness levels of 30% being recorded.

Bond Choice's expenses grew by 32,6% from R221 million to R293 million.

The 'jaws' ratio remained positive, with total revenue growth of 18,5% being 3,6% above expense growth of 14,9%, resulting in an improvement of the efficiency ratio from 56,9% for the first half of 2006 to 55,2%.

Associate income

Associate income increased from R59 million in June 2006 to R179 million. This was as a result of Nedbank's R65 million share from the profit on the sale of JSE Limited shares during the first quarter of 2007 by the BoE Private Clients joint venture, as well as good performance in both the BoE and Nedgroup Life Assurance Company joint venture with Old Mutual South Africa.

Non-trading and capital items

As the group has largely completed its non-core asset disposal programme, income after taxation from non-trading and capital items declined from R222 million in June 2006 to R23 million for the period.

Balance sheet

Capital

Nedbank Group continues to be well-capitalised, with a Tier 1 capital adequacy ratio of 8,3% (December 2006: 8,3%) and a total capital adequacy ratio of 12,4% (December 2006: 11,8%). [1]

Advances

Advances increased by 17,5% (annualised) to R335 billion. Details of advances growth by division are as follows:

Rm	June 2007	December 2006	Annualised increase (%)
Nedbank Corporate	**142 617**	133 253	14,2
Nedbank Capital	**38 331**	40 560	(11,1)
Nedbank Retail	**122 939**	106 976	30,1
Imperial Bank	**31 360**	27 736	26,3
Other	**93**	38	291,9
Total	**335 340**	308 563	17,5

Deposits

Deposits increased by 19,8% (annualised) from R325 billion in December 2006 to R357 billion in June 2007, with the group maintaining a strong liquidity position throughout the period.

Cluster performance

Nedbank Corporate

Nedbank Corporate increased headline earnings by 28,6% to R1 541 million, with the major businesses all performing well. ROE increased to 22,5% (H1 2006: 21,7%) as a result of strong revenue growth, the containment of expense increases below revenue growth and a continuation of the low impairments charge. Property private equity gains were stronger than anticipated.

NII and NIR grew by 26,1% and 14,5% respectively, reflecting the benefits of increased growth in electronic banking and cash handling, primary client growth within Business Banking and the public sector cross-sell momentum that has been established. Advances increased by 28,8%, with a particularly good performance from Business Banking, where advances increased by 27,8% on an annualised basis.

The credit loss ratio increased from 0,07% to 0,11%. This remains low due to the quality of the overall wholesale portfolio and good recoveries during the period across most of the underlying business units. Expenses increased by 18,6%, largely driven by a 14,5% increase in headcount, particularly in client-facing roles in Business Banking, and costs of meeting regulatory requirements of the NCA and Basel II. Bond Choice costs increased by 32,6%.

This momentum in performance in Nedbank Corporate is expected to continue for the balance of the year, although the impairments charge is likely to increase and the strong property investment performance is unlikely to be repeated in the second half.

Nedbank Capital

Nedbank Capital's headline earnings were impacted by lower trading revenue and declined by 5,4% to R545 million (June 2006: R576 million), but ROE increased from 30,6% to 33,4% through more efficient capital utilisation.

Advances in Nedbank Capital fell by 11,1%. The advances in the Treasury Division declined, while advances in the rest of Nedbank Capital's divisions showed strong growth.

The impairments charge decreased from R178 million for June 2006 to a net recovery of R21 million for the period as a result of collections.

The business alliance with Macquarie continued to trade below expectations. During the second quarter it was agreed with Macquarie that the alliance would be terminated, well ahead of the scheduled end date of 24 March 2008 and in so doing Nedbank's risk profile would be reduced by over 50%. This process was completed during the second quarter. The loss after taxation from the alliance amounted to R213 million for the period. The total loss attributable to Nedbank over the course of the alliance from March 2003 to June 2007 was R43 million after tax.[1]

Specialised Finance and Investment Banking continued to enjoy good deal flow, particularly in the mining and infrastructure project finance arenas. The deal pipeline in these areas remains strong for the rest of 2007.

Gains on private equity investments and structured-finance transactions with equity participation rights amounted to R346 million (H1 2006: R162 million).

Market conditions are forecast to remain favourable in the second half. The group expects second-half earnings in Nedbank Capital to be higher than during the first six months.

Nedbank Retail

Nedbank Retail increased headline earnings by 34,5% to R956 million and ROE from 24,2% to 24,7%. This performance was achieved through growth within the Bancassurance and Wealth Division, higher card revenues driven by both acquiring and issuing volumes, increased transactional banking volumes, continued growth of the personal loan and home loan books, and an improved product mix. Headline earnings for the half-year was enhanced by R65 million of associate income on the sale of JSE Limited shares referred to above.

The performance was affected by margin compression in home loans and the impact of more competitive risk-based pricing.

The impairments charge increased due to growth of the advances book and increased credit stress in the portfolio. Over the past 18 months Nedbank Retail has tightened criteria relating to its credit policy, which has resulted in a reduction in loan applications approved. In addition, Nedbank Retail has increased the number of collections staff and number of shifts, and introduced new debt management systems.

In July 2006 Nedbank Retail reduced transactional banking fees by approximately 13% on average and by a further 6% in July 2007. Charges for Nedbank Retail's Small Business Services clients remain unchanged for the fourth successive year. Nedbank Mzansi Account fees were also substantially reduced to make these products more accessible to new entrants into the banking environment.

Nedbank Retail's strategy to expand its retail footprint across South Africa remains a key focus and the rollout is progressing according to plan. Nedbank has invested R368 million since June 2006 to upgrade and increase its distribution network. This includes opening an additional seven outlets and upgrading and increasing its ATM network from 1 146 to approximately 1 361 ATMs.

Imperial Bank

Imperial Bank increased headline earnings by 26,0% to R224 million, although ROE declined from 24,6% to 24,3%. Nedbank Group's share of these earnings was R107 million (H1 2006: R89 million), up 20,2%. NII grew by 38,1% and expenses by 24,5%, resulting in the efficiency ratio improving from 34,7% to 32,0%. Loans and advances grew 26,3%. Advances growth was driven by strong performance from the Motor Vehicle Finance Division. The impairments charge increased by 73,5%, reflecting the impact of higher interest rates.

Bill Lynch retired as a director and Chairman of Imperial Bank on 16 July 2007. Bill has been Chairman since the inception of the bank in 1996 and played a leading role in its development. The group would like to pay tribute to Bill for his contribution and wishes him well in retirement.

Nedbank and Imperial Holdings Limited have reconfirmed their commitment to Imperial Bank and are currently finalising a revised shareholders' agreement that will formalise the terms of the relationship beyond 2010.

Central services

The costs for central services arise mainly from the excess cost of expensive subordinated debt, perpetual preference share dividends, the funding cost of goodwill and accounting mismatches on economic hedges.

Capital management [1]

The group substantially has completed its implementation processes for Basel II, which has been used as a catalyst to elevate risk and capital management to worldclass standards. Nedbank Limited has received conditional approval from the South African Reserve Bank for the implementation of the Advanced Internal Ratings Based (AIRB) Approach for credit risk.

The group's Basel II programme remains on track for implementation on 1 January 2008. No material changes are anticipated to the final draft of the Basel II regulations to be completed later this year and the group confirms that its planning reflects a continuing strong capital position under Basel II.

During 2007 the group:

- concluded Tier 2 subordinated-debt issues (NED7 and NED8) of R2,65 billion;
- issued Tier 1 perpetual preference shares of R364 million;
- completed a R2 billion Imperial Bank asset securitisation;
- redeemed the expensive NED2 R4 billion bond on its call date in July 2007; and
- completed a 10-year Tier 2 subordinated-debt issue (NED9) of R2 billion, which was fully subscribed for by the International Finance Corporation and African Development Bank in equal amounts. This transaction diversifies the bank's bondholder profile to include international investors and was competitively priced on a floating-rate basis.

The amendments to section 38 of the Companies Act are expected to be promulgated later this year. This will allow the group, subject to shareholder approval, to resume paying cash-only dividends.

Transformation

Transformation continues to be high on the national agenda, with the Department of Trade and Industry codes setting new benchmarks.

The group is pleased with the progress that it has made at all levels in respect of both race and gender. However, the demographic statistics of the managerial levels still translates into a pyramid shape and requires further transformation.

Transformation, however, is not only about compliance and numbers. Nedbank believes that transformation is a key strategic differentiator and it will use both transformation and the development of a unique corporate culture as cornerstones of its strategy.

Quarterly reporting [(1)]

Old Mutual plc, the group's parent company, will be delisting from the Stockholm Stock Exchange (SSE). The final day of trading Old Mutual plc shares on the SSE will be 7 September 2007. Consequently, Nedbank Group will no longer be required to publish full quarterly results. With effect from the period ending 30 September 2007 the group will revert to releasing quarterly trading updates in terms of London Stock Exchange guidelines.

Accounting policies

The group's principal accounting policies have been applied consistently with those disclosed in the consolidated financial statements of Nedbank Group Limited at and for the year ended 31 December 2006. The interim condensed consolidated financial statements of Nedbank Group Limited have been prepared in accordance with IAS 34: Interim Financial Reporting and consist of the consolidated income statement, consolidated balance sheet, condensed consolidated statement of changes in equity, condensed consolidated cash flow statement and selected explanatory notes. The selected explanatory notes are marked with [(1)].

Reviewed results – auditors' opinion

KPMG Inc and Deloitte & Touche, the company's independent auditors, have reviewed the interim condensed financial statements contained in this interim report and have expressed an unmodified conclusion on the interim condensed financial statements. The review report is available for inspection at the company's registered office.

Prospects

Performance in the second half of 2007 is likely to be influenced by:

- slower growth in retail advances;
- continued good growth in Business Banking and Corporate advances;
- an endowment benefit in the margin resulting from interest rate increases, offset by margin compression in certain categories of advances and continued reliance on wholesale funding;
- an increased impairments charge mainly due to lower wholesale recoveries and the impact of higher interest rates on retail portfolios;
- fewer positive once-off items and revaluations in property private equity;
- the group continuing to extract synergies and grow revenue by working more closely with fellow Old Mutual Group companies under an aligned strategy;
- investment in retail distribution and branding;
- no further material non-core asset sales; and
- ongoing capital management activities.

Earnings forecasts to December 2007

The directors expect headline earnings for the year to 31 December 2007 to be between 23% and 33% higher than the R4 435 million reported for the year to 31 December 2006. Headline earnings per share is forecast to be between 24% and 34% greater than the 1 110 cents per share reported for December 2006.

Based on the forecast range of headline earnings per share above, basic earnings per share for the year to 31 December 2007 are estimated to be between 23% and 33% higher than the 1 135 cents per share reported for December 2006.

Shareholders are advised that these forecasts have not been reviewed or reported on by the group's auditors.

Financial targets

The group remains on track to meet its 2007 financial targets of an ROE of 20% and an efficiency ratio of 55%, although meeting the efficiency ratio target remains challenging due to the investment in retail distribution.

As communicated, the group's medium- to long-term financial targets are as follows:

	Performance in H1 2007	Medium- to long-term financial targets after 2007
Return on shareholders' equity	21,2% (24,7% excluding goodwill)	ROE greater than 20% and ROE (excluding goodwill) 10% above the group's monthly weighted average cost of ordinary shareholders' equity.
Efficiency ratio	55,2%	Maintain an efficiency ratio of less than 55%.
Diluted HEPS	32,2%	A growth in diluted HEPS of at least average CPIX plus GDP growth plus 5%.
Impairments charge as a % of average advances	0,63%	An impairment charge of between 0,55% and 0,85% of average advances.
Capital adequacy ratios (Basel II)	8,3% 12,4%	Tier 1 8,0% – 9,0%. Total 11,0% – 12,0%.
Economic capital adequacy	A-	Adequately capitalised to a 99,9% (A-) confidence on an economic capital basis plus a 15% buffer.
Dividend cover	2,26 times	2,25 to 2,75 times cover.

Forward-looking statements

This announcement contains certain forward-looking statements with respect to the financial condition and results of operations of Nedbank Group and its group companies, which by their nature involve risk and uncertainty because they relate to events and depend on circumstances that may occur in the future. Factors that could cause actual results to differ materially from those in the forward-looking statements include, but are not limited to: global, national and regional economic conditions; levels of securities markets; interest rates; credit or other risks of lending and investment activities; and competitive and regulatory factors.

Capitalisation award with a cash dividend alternative

Notice is hereby given that the directors of the company have resolved to issue fully paid ordinary shares in the company as a capitalisation award to ordinary shareholders. Ordinary shareholders will be entitled, in respect of all or part of their shareholding, to elect to receive new fully paid ordinary shares, which shares will be issued only to those ordinary shareholders who, in respect of all or part of their shareholding, elect at or before 12:00 on Friday, 14 September 2007, to receive the capitalisation award shares. Shareholders not electing to receive new fully paid ordinary shares in respect of all or part of their shareholding will be entitled to receive a cash dividend alternative of 310 cents per ordinary share (the cash dividend alternative).

In accordance with the provisions of STRATE, the electronic settlement and custody system used by JSE Limited, the relevant dates for the capitalisation award election and the cash dividend alternative are as follows:

	2007
Last day to trade to participate in the capitalisation award or the cash dividend alternative	Friday, 7 September
Shares trade ex the capitalisation award election and the cash dividend alternative on	Monday, 10 September
Listing of the maximum number of new ordinary shares that could be taken up in terms of the capitalisation award on	Monday, 10 September
Last day to elect to receive capitalisation award shares, failing which shareholders will receive the cash dividend alternative, by 12:00	Friday, 14 September
Record date to participate in the capitalisation award or receive the cash dividend alternative	Friday, 14 September
Payment of the cash dividend alternative to shareholders who have not elected to participate in the capitalisation award or have participated in the capitalisation award in respect of only part of their shareholding on	Monday, 17 September
New shares issued and posted or participant or broker accounts credited regarding the shares to be issued to shareholders participating in the capitalisation award in respect of all or part of their shareholding on	Monday, 17 September
The maximum number of new shares listed in terms of the capitalisation award adjusted to reflect the actual number of shares issued in terms of the capitalisation award on or about	Wednesday, 19 September

Shares may not be dematerialised or rematerialised between Monday, 10 September 2007, and Friday, 14 September 2007, both days inclusive.

The above dates and times are subject to change. Any changes will be published on the Securities Exchange News Service (SENS) and in the press.

The number of capitalisation shares to which shareholders are entitled will be determined in the ratio that 310 cents per ordinary share bears to the 30-day volume-weighted average price for the company's share, to be determined by no later than Thursday, 30 August 2007. Details of the ratio will be published on SENS not later than Friday, 31 August 2007, at 12:00 and in the financial press the following business day. Trading in the STRATE environment does not permit fractions and fractional entitlements. Accordingly, where a shareholder's entitlement to new ordinary shares, calculated in accordance with the above formula, gives rise to a fraction of a new ordinary share, such fraction will be rounded up to the nearest whole number where the fraction is greater than or equal to 0,5 and rounded down to the nearest whole number where the fraction is less than 0,5.

A circular relating to the capitalisation award and the cash dividend alternative will be posted to shareholders on or about Wednesday, 22 August 2007.

Note:
Dematerialised shareholders are required to notify their duly appointed participant (previously referred to as central securities depository participant) or broker of their election in terms of the capitalisation award in the manner and at the time stipulated in the agreement governing the relationship between shareholders and their participant or broker.

For and on behalf of the board

Dr RJ Khoza
Chairman

TA Boardman
Chief Executive

6 August 2007

Rm	Reviewed June 2007	Reviewed June 2006	Audited December 2006
Interest and similar income	**19 075**	12 827	28 521
Interest expense and similar charges	**12 507**	7 788	17 558
Net interest income	**6 568**	5 039	10 963
Impairments charge on loans and advances	**1 016**	806	1 483
Income from lending activities	**5 552**	4 233	9 480
Non-interest revenue*	**4 742**	4 502	9 468
Operating income	**10 294**	8 735	18 948
Total expenses	**6 238**	5 427	11 886
Operating expenses*	**6 157**	5 361	11 740
BEE transaction expenses	**81**	66	146
Indirect taxation	**133**	155	345
Profit from operations before non-trading and capital items	**3 923**	3 153	6 717
Non-trading and capital items	**21**	255	124
Impairment of goodwill			(70)
Profit on sale of subsidiaries, investments and property and equipment	**23**	262	248
Net impairment of investments, property and equipment, and capitalised development costs	**(2)**	(7)	(54)
Profit from operations	**3 944**	3 408	6 841
Share of profits of associates and joint ventures	**179**	59	153
Profit before direct taxation	**4 123**	3 467	6 994
Total direct taxation	**1 036**	885	1 933
Direct taxation	**1 038**	852	1 907
Taxation on non-trading and capital items	**(2)**	33	26
Profit for the period	**3 087**	2 582	5 061
Attributable to:			
Profit attributable to equity holders of the parent	**2 798**	2 326	4 533
Profit attributable to minority interest			
– ordinary shareholders	**160**	146	309
– preference shareholders	**129**	110	219
Profit for the period	**3 087**	2 582	5 061
Basic earnings per share	**705**	577	1 135
Diluted earnings per share	**678**	562	1 099
Dividend declared per share	**310**	209	493
Dividend paid per share	**284**	185	394

* June 2006: Reclassification of transaction costs in non-interest revenue (NIR).

Expenses amounting to R89 million for the period, directly related to NIR, have been reclassified from operating expenses, consistent with industry practice, and have been included in NIR.

These expenses represent transaction costs directly attributable to the acquisition of trading investments recorded at fair value, which do not include transaction costs. The carrying amount of financial instruments, other than those at fair value through profit or loss, generally includes transaction costs. Consequently, transaction costs that would be included in the determination of the effective interest rate of the instruments and the interest attributable to these instruments have been disclosed within NIR.

Rm	Reviewed June 2007	Reviewed June 2006	Audited December 2006
Assets			
Cash and cash equivalents	**14 563**	9 092	12 267
Other short-term securities	**24 226**	27 707	25 756
Derivative financial instruments	**9 446**	14 364	15 273
Government and other securities*	**25 310**	16 614	22 196
Loans and advances	**335 340**	273 398	308 563
Other assets	**20 581**	14 277	12 468
Clients' indebtedness for acceptances	**2 666**	1 646	2 577
Current taxation receivable	**851**	138	161
Investment securities	**8 308**	6 700	7 155
Non-current assets held for sale	**559**	150	490
Investments in associate companies and joint ventures	**1 106**	573	907
Deferred taxation asset	**56**	214	120
Investment property	**167**	146	158
Property and equipment	**3 460**	3 183	3 377
Long-term employee benefit assets	**1 494**	1 279	1 444
Computer software and capitalised development costs	**1 260**	1 269	1 266
Mandatory reserve deposits with central bank	**7 736**	6 049	7 039
Goodwill	**3 703**	3 750	3 695
Total assets	**460 832**	380 549	424 912
Total equity and liabilities			
Ordinary share capital	**400**	400	395
Ordinary share premium	**10 406**	10 231	9 727
Reserves	**16 779**	13 279	14 994
Total equity attributable to equity holders of the parent	**27 585**	23 910	25 116
Minority shareholders' equity attributable to			
– ordinary shareholders	**1 458**	1 058	1 202
– preference shareholders	**3 431**	3 070	3 070
Total equity	**32 474**	28 038	29 388
Derivative financial instruments	**11 636**	15 051	12 904
Amounts owed to depositors	**356 640**	280 633	324 685
Other liabilities*	**36 606**	38 843	37 847
Liabilities under acceptances	**2 666**	1 646	2 577
Current taxation liabilities	**303**	567	434
Other liabilities held for sale	**467**		417
Deferred taxation liabilities	**1 998**	879	1 649
Long-term employee benefit liabilities	**1 231**	1 129	1 215
Investment contract liabilities	**5 783**	4 547	5 278
Long-term debt instruments	**11 028**	9 216	8 518
Total liabilities	**428 358**	352 511	395 524
Total equity and liabilities	**460 832**	380 549	424 912
Guarantees on behalf of clients	**18 533**	12 798	15 250

* Certain bond positions were not set off in the June 2006 reporting period and have been restated for comparability purposes.

Contingency note

Historically a number of group companies entered into structured-finance transactions with third parties, using their tax bases. In the majority of these transactions the underlying third parties contractually agreed to accept the risk of any tax imposed by the South African Revenue Service (SARS), although the obligation to pay rested in the first instance with the group companies. It would only be in limited cases, for example where the credit quality of a client became doubtful or where the client specifically contracted out of the repricing of additional taxes, that the recovery from a client could be less than the liability arising on assessment, in which case provisions would be made.

SARS has recently assessed structures in a manner contrary to the way initially envisaged by the contracting parties and continues to examine other structures. As a result group companies are, or could be, obliged to pay additional amounts to SARS and recover these from clients under various applicable contractual arrangements.

for the period ended

Rm	Reviewed June 2007	Reviewed June 2006	Audited December 2006
Profit attributable to equity holders of the parent	**2 798**	2 326	4 533
Less: Non-trading and capital items	**23**	222	98
Impairment of goodwill			(70)
Profit on sale of subsidiaries, investments and property and equipment	**23**	262	248
Net impairment of investments, property and equipment, and capitalised development costs	**(2)**	(7)	(54)
Taxation on above items	**2**	(33)	(26)
Headline earnings	**2 775**	2 104	4 435

Condensed consolidated cash flow statement

for the period ended

Rm	Reviewed June 2007	Reviewed June 2006	Audited December 2006
Cash generated by operations	**5 630**	4 464	9 297
Change in funds for operating activities	**(1 592)**	(7 176)	(3 739)
Net cash generated from operating activities before taxation	**4 038**	(2 712)	5 558
Taxation paid	**(1 390)**	(213)	(953)
Cash flows from/(utilised by) operating activities	**2 648**	(2 925)	4 605
Cash flows (utilised by)/from investing activities	**(1 572)**	172	(1 057)
Cash flows from/(utilised by) financing activities	**1 917**	1 005	(1 131)
Net increase/(decrease) in cash and cash equivalents	**2 993**	(1 748)	2 417
Cash and cash equivalents at the beginning of the period*	**19 306**	16 889	16 889
Cash and cash equivalents at the end of the period*	**22 299**	15 141	19 306

* Including mandatory reserve deposits with central bank.

statement of changes in equity

Rm	Total equity attributable to equity holders of the parent	Minority shareholders' equity attributable to preference shareholders	Minority shareholders' equity attributable to ordinary shareholders	Total equity
Balance at 31 December 2005	22 490	2 770	1 049	26 309
Net income recognised directly in equity	72	–	20	92
Foreign currency translation reserve movement	226		19	245
Available-for-sale reserve movement	(201)			(201)
Share-based payments reserve movement	46			46
Other movements	1		1	2
Profit for the period	2 326	110	146	2 582
Dividends to shareholders	(742)	(110)	(7)	(859)
Issues of shares net of expenses	427			427
Shares acquired by group entities	(663)			(663)
Shares issued/(repurchased) by subsidiary		300	(150)	150
Balance at 30 June 2006	23 910	3 070	1 058	28 038
Net income recognised directly in equity	328	–	(3)	325
Release of reserves previously not available	(105)			(105)
Foreign currency translation reserve movement	108		2	110
Available-for-sale reserve movement	91			91
Revaluation of owner-occupied property	77			77
Share-based payments reserve movement	179			179
Other movements	(22)		(5)	(27)
Profit for the period	2 207	109	163	2 479
Dividends to shareholders	(820)	(109)	(16)	(945)
Issues of shares net of expenses	448			448
Shares acquired by group entities	(957)			(957)
Balance at 31 December 2006	**25 116**	**3 070**	**1 202**	**29 388**
Net income recognised directly in equity	**129**	**–**	**(20)**	**109**
Release of reserves previously not available	**(132)**			**(132)**
Foreign currency translation reserve movement	**50**		**(23)**	**27**
Available-for-sale reserve movement	**49**			**49**
Share-based payments reserve movement	**166**			**166**
Other movements	**(4)**		**3**	**(1)**
Profit for the period	**2 798**	**129**	**160**	**3 087**
Ordinary minority shareholders' share of preference dividends paid		**6**	**(6)**	**–**
Dividends to shareholders	**(1 142)**	**(135)**	**(28)**	**(1 305)**
Issues of shares net of expenses	**766**	**361**		**1 127**
Shares acquired by group entities	**(82)**			**(82)**
Shares issued by subsidiary			**150**	**150**
Balance at 30 June 2007	**27 585**	**3 431**	**1 458**	**32 474**

segmental reporting

for the period ended

	Reviewed June 2007 Rbn Total assets	Reviewed June 2006 Rbn Total assets	Audited December 2006 Rbn Total assets
Nedbank Corporate	**187**	149	175
Nedbank Capital	**149**	128	138
Nedbank Retail	**142**	108	125
Imperial Bank	**34**	26	30
Shared Services	**6**	7	8
Central Management	**18**	13	13
Eliminations	**(75)**	(50)	(64)
Total	**461**	381	425

Segmental reporting comparative results have been restated for improved profitability measurement.

Condensed geographical segmental reporting[1]

for the period ended

Rm
South Africa
Business operations
BEE transaction costs
Income attributable to preference shareholders
Rest of Africa
Business operations
BEE transaction costs
Rest of world – business operations
Total

Reviewed June 2007 Rm Operating income	Reviewed June 2006 Rm Operating income	Audited December 2006 Rm Operating income	Reviewed June 2007 Rm Headline earnings	Reviewed June 2006 Rm Headline earnings	Audited December 2006 Rm Headline earnings
4 233	3 505	7 596	**1 541**	1 198	2 515
1 245	1 298	2 605	**545**	576	1 145
4 782	3 975	8 591	**956**	711	1 463
541	427	932	**107**	89	193
44	47	286	**20**	(82)	(138)
(421)	(437)	(859)	**(394)**	(388)	(743)
(130)	(80)	(203)			
10 294	8 735	18 948	**2 775**	2 104	4 435

Reviewed June 2007 Operating income	Reviewed June 2006 Restated Operating income	Audited December 2006 Operating income	Reviewed June 2007 Headline earnings	Reviewed June 2006 Headline earnings	Audited December 2006 Headline earnings
9 627	8 151	17 616	**2 631**	1 984	4 176
9 627	8 151	17 616	**2 839**	2 157	4 516
			(79)	(63)	(121)
			(129)	(110)	(219)
288	281	657	**50**	41	76
288	281	657	**51**	41	99
			(1)		(23)
379	303	675	**94**	79	183
10 294	8 735	18 948	**2 775**	2 104	4 435

Registered office: Nedbank Group Limited, Nedbank Sandton
135 Rivonia Road, Sandown, 2196; PO Box 1144, Johannesburg, 2000

Transfer secretaries:
Computershare Investor Services 2004 (Pty) Limited
70 Marshall Street, Johannesburg, 2001, South Africa
PO Box 61051, Marshalltown, 2107, South Africa

Transfer secretaries in Namibia:
Transfer Secretaries (Pty) Limited
Shop 8, Kaiserkrone Centre, Post Street Mall, Windhoek, Namibia; PO Box 2401, Windhoek, Namibia

Company Secretary: GS Nienaber **ISIN:** ZAE000004875

Reg No: 1966/010630/06 **JSE share:** NED **NSX share code:** NBK

Directors:
Dr RJ Khoza (Chairman), Prof MM Katz (Vice-chairman), ML Ndlovu (Vice-chairman), TA Boardman* (Chief Executive), CJW Ball**, MWT Brown* (Chief Financial Officer), TCP Chikane, BE Davison, N Dennis (British), MA Enus-Brey, Prof B de L Figaji, RM Head (British), JB Magwaza, ME Mkwanazi, CML Savage, GT Serobe, JH Sutcliffe (British)
* Executive ** Senior independent director

This announcement is available on the group's website – www.nedbankgroup.co.za – together with the following additional information:
- Detailed financial information in HTML and PDF formats.
- Financial results presentation to analysts.
- Link to a webcast of the presentation to analysts.

For further information kindly contact Nedbank Group Investor Relations by email at nedbankgroupir@nedbank.co.za.



esigned by
Printed b

Sponsor in Namibia: Old Mutual Investment Services (Namibia) (Pty) Limited

Sponsors: Merrill Lynch South Africa (Pty) Limited, Nedbank Capital

END